U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 1 August 2008
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: SENS
Announcement:
Sasol hedges about 30% (oil equivalent)
of its South African synthetic fuels production

Sasol Limited - Sasol hedges about 30% (oil equivalent) of its
South African synthetic fuels production
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol”)
Sasol hedges about 30% (oil equivalent) of its South African synthetic fuels production

Sasol has entered into hedging transactions (zero cost collars)
for 16,425 million barrels of oil (equivalent to about 30% of its planned South African synfuels production) for the remainder of the 2009 financial year.

The hedge will provide downside protection should monthly average dated Brent crude oil prices decrease below US$90/ bbl (put
level) on the hedged portion of synfuels production. Conversely,
Sasol will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed a volume weighted average US$228 / bbl (call level). The hedge has been executed over a four week period (commencing at the beginning of the new financial year, 1 July 2008) and due to the volatility of the oil price, call levels between US$195 / bbl and US$253 / bbl were attained.
Similar to the synfuels hedge Sasol also entered into zero cost collars for 550 000 barrels of oil for its Sasol Petroleum
International’s West African crude oil output (representing about
30% of planned net output for financial year 2009). The levels attained were a put level of US$90 / bbl and a call level of
US$240 / bbl.

Sasol considers oil price hedging on an annual basis as part of its risk management activity. In the light of very volatile oil prices, Sasol believes that the hedge that has been entered into will mitigate the risk of any substantial fall in oil prices.

Appropriate disclosure of these instruments will also be made in our 2008 annual financial statements and Form 20-F.

1 August 2008
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol may, in this document, make statements that are not
historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.
Words such as "believe", "anticipate", "expect", "intend",
"seek", "will", "plan", "could", "may", "endeavor" and "project"
and similar expressions are intended to identify such forward-
looking statements, but are not the exclusive means of
identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove
incorrect, actual results may be very different from those
anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on
21 November 2007 and in other filings with the United States
Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 August 2008
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary